

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 6, 2010

By U.S. Mail and Facsimile (559) 320-0108

Mr. Dennis R. Woods
Chief Executive Officer
United Security Bancshares
2126 Inyo Street
Fresno, California 93721

Re: **United Security Bancshares**
Form 10-K for the year ended December 31, 2009, filed March 31, 2010
Schedule 14A, filed April 20, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 5, 2010
File No. 000-32987

Dear Mr. Woods:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Business, page 3

1. Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:
    * revise the fourth fifth and sixth paragraphs of the section entitled "United Security Bank," to discuss the nature and "results" of each of mergers and acquisitions of assets as required by Item 101(a)(1) of Regulation S-K,

including the amounts of any impairment losses related to any of the transactions;

- revise your disclosure of assets, loans, deposits and shareholders' equity at December 31, 2009 in the seventh paragraph of the section entitled "United Security Bank," to discuss the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K; and

- address any changes in your business done and intended to be done as a result of your March 2010 Agreement with the Federal Reserve Bank, economic conditions in your particular market area and your specific financial condition as required by Item 101(c)(1) (including increases in loan losses, changes in your policies on loan modifications and restructurings, changes in the composition of your loan portfolio and deposits and changes in your lending policies and procedures).

Bank Services, page 4

2. Please provide to us and undertake to include in your future filings, revised disclosure of your services as required by Item 101(c)(1) as follows:

- revise the second paragraph to disclose more detail regarding your deposits including but not limited to the percentage of your deposits that are brokered deposits and disclose that as part of your March 2010 agreement with the Federal Reserve Bank you are required to reduce the amount of brokered deposits;

- revise the third paragraph to disclose the first sentence of, as required by Item 101(c)(1)(i), the percentage of your loan portfolio attributable to each category of loans and disclose the aggregate percent of loans that are for commercial real estate and delete your claim in the second sentence that your loan portfolio "is not concentrated in any one industry" since it is concentrated in the real estate industry and disclose the percentage and total amount of your loan portfolio that is to borrowers or properties located in California;

- revise the third paragraph to disclose the amount and percentage of your loan portfolio that is subprime, "alt A" loans, interest-only and option adjustable rate loans; and

- revise the third paragraph to disclose the respective amount and percentage of your loan portfolio that you originated, purchased or in which you are a participant and explain your standards for purchasing or participating in loans.

3. Please provide to us and undertake to include in your future filings, a section entitled "Lending Policies," to provide detail including, but not limited to the following:

- describe in detail your loan documentation policies;
- describe your policies and procedures for participating in loans originated by others;
- discuss the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings) and the extent which you made loans similar to those commonly referred to as "no doc," or "stated income" loans;
- disclose pursuant to Item 101(c)(1)(vii) the extent to which you are dependent on any individual customers/ entities or group of related entities for deposits or have made a significant percentage of loans to borrowers;
- disclose the extent to which your loans are unsecured and the extent to which you require any collateral or guarantees beyond the property being financed by the loan;
- describe your historic policy on extending, renewing or restructuring or otherwise changing the terms of loans or other extensions of credit and whether you continue to classify the loans as performing and describe how you have changed the policy in response to the findings of the Federal Reserve Bank in its June 2009 Report of Examination and its March 2010 Agreement;
- describe your policy on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days; and
- disclose whether you have a lending limit to a borrower and to any entity in which the borrower has an interest, direct, or indirect.

Regulatory Action, pages 8 and 66

4. Please provide to us and undertake to include in your future filings, revision of these sections as follows:
- revise the caption to reflect the Federal Reserve Bank took regulatory action against you in March 2010;
- use bullet points and provide more detail regarding each of the eleven major components of the Agreement;
- disclose that the Federal Reserve Bank found and you agreed that you had violated federal laws and banking regulations and identify those laws and regulations;
- delete your claim in the first sentence of the second paragraph that the agreement "relates primarily to the Bank's asset quality;" and

- revise the last sentence of the second paragraph to state whether you are in compliance with the terms of the agreement including the numerous deadlines.

<u>Risk Factors, page 18</u>

5. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) explicitly directs: "Do not present risks that could apply to any issuer or any offering." Please delete those risk factors that do not comply with Item 503 including, but not limited to, the following:
   - the third risk factor, which is on page 19, regarding the risks of market volatility;
   - the fifteenth risk factor, which is on page 23, regarding the risks of loss of executive officers;
   - the sixteenth risk factor, which is on page 23, regarding the risks of your growth and expansion strategy;
   - the twenty fourth risk factor, which is on page 24, regarding the risks of internal controls failing;
   - the twenty fifth risk factor, which is on page 25, regarding the risks of breaches in information systems;
   - the twenty sixth risk factor, which is on page 25, regarding the risks of technological change; and
   - the twenty seventh risk factor, which is on page 27, regarding the risks of natural disasters.

6. Please provide to us and undertake to include in your future filings, revision of the section to address, in detail, each of the risks raised by the Federal Reserve Bank in its March 2010 Agreement including, but not limited to, the following:
   - add a risk factor addressing risks from the Board of Directors of the Bank not exercising adequate oversight of the management and operations of the Bank and disclosing the requirements of the March 2010 agreement with the Federal Reserve Bank which requires your Bank's board of directors to submit various plans to the Federal Reserve Bank and secure the approval of each plan from the Federal Reserve Bank which includes plans for your Bank's board of directors to:
     o "strengthen" the Bank' s Board oversight of the management and operations of the Bank including but not limited to, credit risk management, liquidity, and earnings;
     o monitor management's adherence to approved policies and procedures, and applicable laws and regulations;

- o regularly review information relating to the operations and management of the Bank, including information on the Bank's adversely classified assets, allowance for loan and lease losses, capital, liquidity, and earnings;
- o establish appropriate credit risk tolerance guidelines and credit risk limits;
- o review, at least quarterly, the allowances for loan and lease losses; and
- o enhance its monitoring of the bank's liquidity.
- revision of the second risk factor, which is on page 19, regarding risks relating to your being "subject to certain operating restrictions" as follows:
    - o identify each of the "certain financial ratios" and
    - o "operating restrictions" to which you refer; and
    - o reconcile your statement in the last two sentences that there are risks to your not fully addressing the agreement with your Form 8-K filed March 29, 2010 which states that "most of the conditions have already been met;"
- revision of the fourth risk factor, which is on page 19, regarding liquidity risk;
- revision of the eleventh risk factor, which is on page 20, regarding risks of needing to raise more capital;
- revision of the twelfth risk factor, which is on page 20, regarding risks of losses exceeding the allowance for loan losses including the agreement with the Federal Reserve to charge off within ten days of the Agreement certain loans identified in the June 2009 Report of Examination and the requirement that you "maintain a sound process for determining documenting and recording an adequate allowance for loan and lease Losses" and that you submit to the Federal Reserve Bank a program to do so; and
- revision of the twenty first and twenty second risk factors, which are on page 24, regarding interest payments to delete your statements that you have "elected to defer" these payments and disclose that, under paragraph 11 of your agreement with the Federal Reserve, you are explicitly prohibited from making these payments.

7. Please provide to us and undertake to include in your future filings, revision of the nineteenth risk factor, which is on page 23, regarding risks to your deposits as follows:
    - address the risks that you will lose deposits after December 31, 2010 with the expiration of the FDIC's Transaction Account Guarantee ("TAG") Program, in which you have volunteered to participate, under which the FDIC extends guarantees to all noninterest-bearing transaction accounts without any limitation on the amount; and

- discuss the additional risk that deposits will decline since under your March 2010 Agreement with the Federal Reserve, you are required to reduce the amount of your brokered deposits and other short term wholesale funding.

8. Please provide to us and undertake to include in your future filings, a risk factor addressing the risk to your corporate governance by the fact that your Chairman and CEO beneficially owns over seven percent of the outstanding stock, your named executive officers (including your CEO) beneficially own over twelve percent of your outstanding stock and your other directors (excluding you Chairman and CEO) own over seventeen percent of your outstanding stock. Address the risks that due to their positions and their beneficial ownership of stock, your directors and named officers have significant control over the company. Address the risks that the stock ownership may affect whom the Board nominates to serve as directors and how the Board supervises the named executive officers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

9. With regard to each of the provisions in the March 2010 Agreement, please provide to us and undertake to include in your future filings:
- a detailed analysis of the particular facts and circumstances at your institution that led the Federal Reserve and you to agree that it was necessary for you to undertake immediate corrective action including which of these issues in the Agreement were raised by the Federal Reserve in its June 2009 Report of Examination;
- analysis of how you have responded and will respond to the March 2010 Agreement with the Federal Reserve Bank including but not limited to a summary of each of the plans required by the Agreement;
- disclosure of the status of each plan including whether you have submitted each plan to the Federal Reserve Bank within the time limits of the Agreement, whether the Federal Reserve Bank has approved the plan and whether you have implemented the plan;
- identify the violation of law and regulation referred to in the 2010 Agreement with the Federal Reserve Bank and cited in its June 2009 report of Examination and state the extent to which you have cured each of the violations; and
- discuss the extent to which you are in compliance with the relevant guidance including, Interagency Guidance on Concentration in Commercial Real Estate Lending, Sound Risk Management Practices.

Current Trends Affecting Results of Operations and Financial Position, page 33

10. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 303(a) and Release No. 33-8350 by identifying and analyzing known trends (over the past three fiscal years and the current fiscal year), events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your capital resources and results of operations including, but not limited to, analysis of both the causes and effects of the following:

- revise the first paragraph to analyze the causes and effects of trends over the past three years in net income, net interest income (despite the historically low interest rates charged by the federal reserve to banks), revenues and the dollar amount of loans;
- add a new third paragraph to analyze the causes and effects of trends over the past three years and the current fiscal year in the number, size and types of new loans that you are originating and, separately, that you are either purchasing or participating from other entities and the size and composition of your loan portfolio including the dollar amount and percentage of your portfolio in commercial real estate and the dollar amount and percentage in residential real estate and the amount of participatory loans;
- revise your reference in the third paragraph to "continued weakness in the real estate markets" to analyze the causes and effects of trends over the past three years and the current fiscal year in commercial real estate prices, commercial real estate sales and commercial building permits in your particular market in California;
- revise the third paragraph to analyze the causes and effects of trends over the past three years and the current fiscal year in home price index, residential real estate sales and single family home permits and multifamily building permits and nonbusiness bankruptcy filings in your market areas in California;
- revise the third paragraph to analyze the causes and effects of trends over the past three years and the current fiscal year in the unemployment rate and in median household income in your market areas in California;
- revise the third paragraph to explain in detail what you have accomplish and what you pan to accomplish to "reducing nonperforming assets" and "providing customers more options to help work through this difficult economic period;"
- revise the last paragraph on page 34 and the second paragraph on page 35 to analyze the causes and effects of trends over the past three years in the amount of your provision for loan losses and ratio of allowance for loan losses to nonperforming loans, the number and percentage of loans that are non-performing, that you have charged off, foreclosed,

restructured (including the number of "troubled debt restructurings") and the type and magnitude of concessions you have made (including the number of loans that you have restructured into multiple new loans); and

- revise the third paragraph on page 35 to analyze the causes and effects of trends over the past three years and the current fiscal year in the amount of deposits and the amount and percent of your deposits that are brokered deposits.

11. Please provide to us and undertake to include in your future filings, revision of this section to provide detailed analysis of each subject addressed by your March 2010 Agreement with the Federal Reserve Bank including, but not limited to, the sections entitled "Deposits," which is on page 51;"Asset Quality and Allowance for Credit Losses" which is on page 53, "Liquidity and Asset/Liability Management," which is on page 63;"Capital Adequacy" which is on page 66 and "Dividends" which is on page 67. For instance, revise the section on Capital Adequacy to include the following:

- Bancshares and United Security Bank are required to secure approval of the Reserve Bank of written plans to "maintain sufficient capital" at United Security Bank, as a separate legal entity and at Bancshares on as consolidated basis;
- each plan must address the "adequacy" of the capital of United Security Bank, "taking into account" the following:
  o the volume of classified credits;
  o concentrations of credit;
  o allowance for loan and lease losses;
  o current and projected asset growth; and
  o projected retained earnings;"
- the plans are required to address the extent of compliance by both Bancshares and United Security Bank with the Federal Reserve's "Capital Adequacy Guidelines;" and
- describe each of the prohibitions on Bancshares and United Security Bank on paying dividends or distributions, increasing debt, repurchasing shares or any actions that would reduce capital.

Impairment of Investment Securities, page 37

12. We note the unrealized loss of approximately $5.4m related to three non-agency label collateralized mortgage obligations. Please provide us with your full detailed impairment analysis of these securities' as of December 31, 2009 and for each interim period of fiscal 2010. The analysis should identify all available evidence, explain the relative significance of each piece of evidence, and identify the primary evidence on which you rely to support a realizable value equal to or

greater than the carrying value of the investment. Also tell us to what you attribute the severity of the fair value decline and tell us how you considered this information in your impairment analysis. Please also revise future filings to include the disclosure required by ASC 320-10-50-8A.

Asset Quality and Allowance for Credit Losses, page 53

13. Please tell us and revise your future filings to disclose the following information related to your troubled debt restructurings (TDR's):
   - TDRs quantified by loan type classified separately as accrual/non-accrual;
   - Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status; and
   - Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your success with the different types of concessions.

14. Please tell us and revise your future filings to disclose whether you have performed any commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:
   - Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;
   - Discuss the benefits of this workout strategy, including the impact on interest income and credit classification;
   - Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;
   - Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;
   - Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and
   - Clarify your policy for returning the A note to accrual status, including how you consider the borrower's payment performance prior to the restructuring.

15. We note the significant deterioration in the credit quality of your loan portfolio during both 2008 and 2009, as well as into 2010, which has resulted in significant increases in the levels of nonperforming loans and assets as well as significant increases in the loan loss provision and charge-offs during that timeframe. We also note that the allowance for loan losses as a percentage of nonperforming loans has continued to decrease while the ratio of net charge-offs to average loans

outstanding has continued to increase. Please tell us and revise future filings as
follows:

- Revise your disclosure to comprehensively bridge the gap between the
  significant increases in the balance of your loan portfolio and nonperforming and impaired loans with the change in your allowance for loan
  losses;
- Provide an analysis of each component of your allowance for loan losses
  detailing how you determined that each component was directionally
  consistent with the underlying credit quality of the applicable loan
  portfolio;
- Clearly explain how you considered specific factors, including the levels
  of nonperforming loans at each period end as well as the charge-offs for
  the period, when determining the amount of your allowance; and
- To the extent that the significant changes in your nonperforming loans
  were due to a few large credits or a large number of small credits, please
  discuss this fact.

16. Please revise your future filings to disclose the ratio of Allowance for Loan Loss
To Non-Performing Loans and provide a discussion for the reasons for the change
from one period to the next.

17. We note your disclosure on page 54, that loss factors for problem graded loans are
based on a migration model which incorporates twelve quarters of loan losses
when determining the loss factors used in determining the level of ALLL
required. Provide us with additional information so that we may have a better
understanding of your basis for utilizing a twelve quarter period. Specifically,
explain how you considered the current economic environment when determining
the number of periods to use in your analysis. Further, address how the migration
analysis is utilized in the determination of the formula allowance for loans which
have homogeneous characteristics.

Regulatory Agreement, page 66

18. Please tell us and revise your future filings to disclose what changes the
Company has made to comply with the March 23, 2010 agreement with the
Federal Reserve Bank of San Francisco.

Item 9A(T). Controls and Procedures, page 111

19. We note your disclosure in Item 9A(T) on page 111. Please revise your Form 10K
to include the requirements of Item 308T of Regulation S-K or tell us why you
believe the requirements have been meet in your current disclosure.

Form 10-Q for the Quarter Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

20. Please revise future filings to address each of the following:
   - Include a table which identifies impaired loans by loan type along with information detailing the specific allowance attributable to each impaired loan type. You should also indicate the loans which have no allowance as a result of charge-offs which have been taken or loans where no valuation allowance has been required due to the loan being carried at its estimated collateral fair value less disposal costs;
   - Include a table which identifies restructured loans by loan type; and
   - Include a table which separately discloses both Classified and Special Mention loans by loan type at each reporting period.

Schedule 14A

Consideration of Director Nominees, page 6

21. Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(c)(2) of Regulation S-K and by the Instruction to Item 407(c)(2) to include the following:
   - disclose in the proxy statement the procedures you require of security holders in their submitting recommendations for candidates, as required by Item 407(c)(2)(iv); and
   - disclose the process you use for identifying nominees and evaluating nominees for director, as required by Item 407(c)(2)(vi).

Compensation Committee, page 9

22. Please provide to us and undertake to include in your future filings, revision of this section as required by Item 407(e)(3)(4) and (5) of Regulation S-K.   Please explain, on page 14, the reasons for your decision in January 2010 for "delinking" executive compensation from Company net income and for increasing the annual base salary for your named officers at a time when you suffered a loss for the year, assets dropped by nine percent and other operating results have declined and you received the Examination Report from the Federal Reserve Bank finding that you had violated various laws and regulations and requiring action to correct many weaknesses in your board and management . Disclose the role of executive officers in this and other decisions involving both executive and director

compensation, as required by Item 407(e)(3)(ii).

Nominees, page 10

23. Please provide to us and undertake to include in your future filings, revision of the business experience of each nominee as required by Item 401(e)(1) of Regulation S-K to include discussion of the "specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. . .in light of the registrant's business and structure." Please provide "information relating to the level of . . . professional competence, which may include . . . such specific information as the size of the operation supervised."

    For instance, with regard to your description of your Chairman, describe his "specific experience, qualifications, attributes or skills," name the company for which he served as CEO before he founded your company, name the companies and describe his positions in the "real estate investment business" and "diversified farming," and name the organizations for which he serves as a member of the board of directors.

    For instance, with regard to your description of Mr. Henry, who serves as Chairman of your audit committee and your audit committee expert, please describe when he practiced accounting and the exact nature of his experience as a certified public accountant, disclose when he became "inactive" and describe the business of Henry & Company.

Certain Transactions, page 25

24. Please provide to us and undertake to include in your future filings, the following information:
    - revise the last sentence in the paragraph to comply with the requirement of Instruction 4(c) to Item 404(a) by stating that the loans were made on substantially the same terms "as those prevailing at the time for comparable loans with persons not related to the lender" (instead of "prevailing for comparable transactions with other persons of similar creditworthiness");
    - confirm to us that none of these loans are nonaccrual, past due, restructured or potential problems consistent with Instruction 4(c);
    - confirm to us that you have not made and there are currently not any proposed transactions (as that term is defined in Instruction 2) requiring disclosure pursuant to Item 404(a); and
    - provide the disclosure required by Item 404(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact or William J. Schroeder at (202) 551-3294 or Marc D. Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney